Via Facsimile and U.S. Mail
Mail Stop 4720

February 17, 2010

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: **China Sky One Medical, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       Filed April 15, 2009
       File No. 001-34080

Dear Mr. Liu:

We have reviewed your December 31, 2009 response to our December 4, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Proposed Form 10-K/A for the Period Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results
Results Of Operations
For the year ended December 31, 2008 as compared to December 31, 2007
Sales by Product Line, page 44

1. Please revise your proposed discussion here and in your quarterly statements to explain the fluctuations in your inventory turnover rates.

Operating Expenses, page 46

2. Please tell us where you have identified the projects to which the fluctuations in the research and development expense relate. Refer to our prior comment nine in

the letter dated September 18, 2009. In addition, revise your proposed quarterly reports to provide a similar level of discussion to explain the fluctuations in your research and development expenses.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 61

3. Similar to your proposed disclosure in footnote 5 to your beneficial ownership table, please revise footnote 4 to that table to disclose that the shares beneficially owned by Mr. Liu do not include 507,531 shares beneficially owned by Mr. Liu's daughter. Please also clarify whether Ms. Han's daughter beneficially owns 526,170 shares as indicated in your November 6, 2009 response or 507,531 shares as indicated in your draft disclosure in footnote 5.

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Advertising, page F-12

4. Refer to your response to comment five. Please separately quantify and disclose your recognition policy for the advertising expenses relating to their production and communication.

9. Outstanding Warrants and Options, page F-21

5. Refer to your response to comment six. The probability of triggering a pricing adjustment does not appear relevant in applying the guidance under FASB ASC 815-40-55. Please tell us why, effective January 1, 2009, these warrants have not been reflected as liabilities under the transition guidance provided in FASB ASC 815-10-65-3.

14. Income Taxes, page F-25

6. Please tell us where you have provided the following information as originally requested under comment 18 in our letter dated September 18, 2009.
    a. Reasons why you were granted a reduced tax rate;
    b. When the special tax rate will expire;
    c. Reasons why the components of your deferred tax assets consist of only the U.S. NOL carry-forward and share-based compensation; and
    d. Tax years that are subject to examination by major tax jurisdictions.
    Alternatively, revise your proposed amendments to include this information.

Proposed Form 10-Q/A for the Quarterly Period Ended June 30, 2009

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results</u>
<u>Liquidity and Capital Resources, page 39</u>

7. Please tell us where you have provided a discussion to explain the fluctuations in your accounts receivable collection rate for the quarterly periods as it was originally requested in comment 10 in our letter dated September 18, 2009. If you did not provide the requested discussion, revise your proposed amendments to include this discussion.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant